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                                [WMI letterhead]


                                December 22, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

               Re:    Waste Management, Inc.
                      Registration Statement on Form S-3
                      Registration No. 333-88027


Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, Waste Management, Inc. hereby requests that the above-captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable.

        The Registration Statement was filed to register a rescission offer for the participants in WMI's employee stock purchase plan pursuant to which WMI was offering to rescind the sale of common stock, par value $0.01 per share ("Common Stock"), to participants in the offering period from January 1 through June 30, 1999. The rescission offer was being made because the participants were not able to sell their shares when they has been told they could sell by WMI, which was before a significant decline in the market price of the stock. For administrative reasons, WMI has decided not to proceed with the rescission offer, and no rescissions have been made. Therefore, the withdrawal is consistent with the public interest and the protection of investors.

                                            Very truly yours,

                                            WASTE MANAGEMENT, INC.

                                            /s/ Amanda K. Maki

                                            Amanda K. Maki
                                            Corporate Counsel